FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of March 2003

                           HOLMES FINANCING (No 5) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F ...X...              Form 40-F .......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes .......                     No ...X...

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                  For Period 11 February 2003 to 10 March 2003



All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
                                 -------------------------------------
                                          Current Period
                                 -------------------------------------
                                 Number                   (pound)000's
                                 -------------------------------------
Brought Forward                             359,611        23,704,063
Replenishment                                15,647         1,179,577
Repurchased                                  (9,248)         (586,276)
Redemptions                                  (3,966)         (412,189)
Losses                                          (10)              (74)
Capitalised Interest                              0             4,002 *
Other Movements                                   0                 0
                                 -------------------------------------
Carried Forward                             362,034        23,889,103
                                 =====================================

* This incorporates all amounts of underpayments since November 2002


                                 -------------------------------------
                                               Cumulative
                                 -------------------------------------
                                 Number                   (pound)000's
                                 -------------------------------------
Brought Forward                             115,191         6,399,214
Replenishment                               504,417        35,643,323
Repurchased                                (118,933)       (8,294,708)
Redemptions                                (138,431)       (9,862,142)
Losses                                         (210)             (586)
Capitalised Interest                              0             4,002
Other Movements                                   0                 0
                                 -------------------------------------
Carried Forward                             362,034        23,889,103
                                 =====================================

                                      Period CPR         Annualised CPR
                                 -------------------------------------
  1 Month                                     4.18%            61.95%  **( including
                                 -------------------------------------
  3 Month                                    12.78%            62.86%   redemptions and
                                 -------------------------------------
12 Month                                     48.81%            48.81%    repurchases )
                                 -------------------------------------

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles
                                 -------------------
Weighted Average Seasoning                    33.27 months
                                 -------------------
Weighted Average Loan size         (pound)65,985.80
                                 -------------------
Weighted Average LTV                         77.40% *** (see below)
                                 -------------------
Weighted Average Remaining Term              19.17 Years
                                 -------------------

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                  For Period 11 February 2003 to 10 March 2003


                                 -------------------------------------
Product Type Analysis                  (pound)000's               %
---------------------
                                 -------------------------------------
Variable Rate                            11,086,933            46.41%
Fixed Rate                                6,129,944            25.66%
Tracker Rate                              6,672,226            27.93%
                                 -------------------------------------
                                         23,889,103           100.00%
                                 ===================------------------

As at 10th March 2003 approximately 5% of the loans were flexible loans

Mortgage Standard Variable Rate

                  Effective Date               Rate
                  --------------               ----
                   01 March 2003              5.79%
                01 November 2002              5.94%
                01 December 2001              6.10%


Geographic Analysis
--------------------------------------------------------------------------------
Region                                Number      (pound)000's              %
--------------------------------------------------------------------------------
East Anglia                           14,152           839,179            3.51%
East Midlands                         19,453         1,075,490            4.50%
Greater London                        63,353         5,359,332           22.43%
North                                 16,019           765,217            3.20%
North West                            42,946         2,195,557            9.19%
Scotland                               6,535           353,921            1.48%
South East                            97,561         7,626,507           31.92%
South West                            28,724         1,844,237            7.72%
Wales                                 18,813           909,005            3.81%
West Midlands                         24,821         1,385,336            5.80%
Yorkshire and Humberside              23,760         1,156,735            4.84%
Unknown                                5,897           378,587            1.58%
--------------------------------------------------------------------------------
Total                                362,034        23,889,103          100.00%
---------------------------=====================================================


Original LTV Bands

                           ----------------------------------------------------
Range                                 Number      (pound)000's              %
                           ----------------------------------------------------
0.00 - 25.00                          6,777           276,638            1.16%
25.01 - 50.00                        41,158         2,232,636            9.35%
50.01 - 75.00                        97,326         6,897,693           28.87%
75.01 - 80.00                        19,224         1,395,172            5.84%
80.01 - 85.00                        24,766         1,856,474            7.77%
85.01 - 90.00                        53,649         4,111,882           17.21%
90.01 - 95.00                       119,134         7,118,608           29.80%
                           ----------------------------------------------------
Total                               362,034        23,889,103          100.00%
                           ====================================================

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                  For Period 11 February 2003 to 10 March 2003


Arrears
                            ----------------------------------------------------
Band                         Number         Principal      Overdue         %
                            ----------------------------------------------------
Current                       351,776      23,277,395        (2,255)      97.46%
1.00 - 1.99 months              6,501         388,754         3,027        1.63%
2.00 - 2.99 months              1,680         100,128         1,444        0.42%
3.00 - 3.99 months                840          49,774         1,014        0.21%
4.00 - 4.99 months                465          26,417           721        0.11%
5.00 - 5.99 months                263          15,330           503        0.06%
6.00 -11.99 months                434          22,446         1,137        0.09%
12 months and over                 31           1,517           143        0.01%
Properties in Possession           44           1,486           122        0.01%
                            ----------------------------------------------------
Total                         362,034      23,883,247         5,856      100.00%
                            ====================================================

Definition of Arrears

This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust
                                 Funding            Seller
                                 -------------------------------------
                                 (pound)000's       (pound)000's
                                 -------------------------------------
Balance Brought Forward                  13,633,717        10,070,346
Replenishment of Assets                           0         1,179,577
Acquisition by Funding                            0                 0
Distribution of Principal                         0         (998,465)
Receipts
Allocation of Losses                            (42)             (32)
Share of Capitalised Interest                 1,022            2,980
Payment Re Capitalised Interest              (1,022)           1,022
                                 -------------------------------------
Balance Carried Forward                  13,633,675       10,255,428
                                 =====================================

                                 -------------------------------------
Carried Forward Percentage                57.07069%        42.92931%
                                 =====================================

                                 -------------------------------------
Minimum Seller Share                        955,330            4.00%
                                 -------------------------------------

Cash Accumulation Ledger
                                 -------------------
                                       (pound)000's
                                 -------------------
Brought Forward                              60,562
                                 -------------------
Additional Amounts Accumulated                   42
Payment of Notes                                  0
                                 -------------------
Carried Forward                              60,604
                                 ===================

                                 -------------------
Target Balance                               60,500 payable on 15th April 2003
                                 -------------------

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                  For Period 11 February 2003 to 10 March 2003


Liquidity Facilities             Drawn(pound)000's       Undrawn(pound)000's
--------------------
                                 -------------------------------------
Holmes Funding                             (pound)0     (pound)25,000
                                 -------------------------------------
Holmes Financing 1                         (pound)0     (pound)25,000
                                 -------------------------------------
Holmes Financing 2                         (pound)0     (pound)25,000
                                 -------------------------------------
Holmes Financing 3                         (pound)0     (pound)25,000
                                 -------------------------------------
Holmes Financing 4                         (pound)0     (pound)25,000
                                 -------------------------------------
Holmes Financing 5                         (pound)0     (pound)25,000
                                 -------------------------------------
Holmes Financing 6                         (pound)0     (pound)25,000
                                 -------------------------------------

Excess Spread
                                 -------------------
Quarter to 15/1/03                          0.5960%
                                 -------------------
Quarter to 15/10/2002                       0.5892%
                                 -------------------
Quarter to 15/7/2002                        0.5891%
                                 -------------------
Quarter to 15/4/2002                        0.5414%
                                 -------------------


                              -------------------------------------------
Reserve Funds                      First Reserve     Second Reserve
                              -------------------------------------------
Balance as at 15/01/2003      (pound)195,410,721.15  (pound)56,890,739.99
                              -------------------------------------------
Required Amount as at         (pound)291,000,000.00  (pound)73,825,687.00
15/01/2003                    -------------------------------------------

Percentage of Notes                           1.43%             0.42%
                              -------------------------------------------

Properties in Possession

Stock
                                 -------------------------------------
                                            Current Period
                                 -------------------------------------
                                 Number                   (pound)000's
                                 -------------------------------------
Brought Forward                                  37             1,266
                                 -------------------------------------
Repossessed in Period                            14               652
                                 -------------------------------------
Sold in Period                                   (7)             (310)
                                 -------------------------------------
Carried Forward                                  44             1,608
                                 =====================================

                                 -------------------------------------
                                              Cumulative
                                 -------------------------------------
                                 Number                   (pound)000's
                                 -------------------------------------
Repossessed to date                             262            12,050
Sold to date                                   (218)          (10,442)
                                 -------------------------------------
Carried Forward                                  44             1,608
                                 =====================================

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                  For Period 11 February 2003 to 10 March 2003



Repossession Sales Information
                                 -------------------
Average time Possession to Sale                  79 Days
                                 -------------------
Average arrears at time of Sale        (pound)3,089
                                 -------------------

MIG Claim Status
                                 -------------------------------------
                                 Number                   (pound)000's
                                 -------------------------------------
MIG Claims made                                 137             1,029
                                 -------------------------------------
MIG Claims outstanding                            4                26
                                 -------------------------------------

                                 -------------------
Average time claim to payment                    35
                                 -------------------

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of (pound)21 billion

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                  For Period 11 February 2003 to 10 March 2003


Retired Class A Notes

--------------------------------------------------------------------------------------------------------
   Date Retired       Holmes 1      Holmes 2       Holmes 3       Holmes4       Holmes 5       Holmes 6
--------------------------------------------------------------------------------------------------------
           02Q3                                                                                       0
                             -           703              -             -            352
           02Q4                                                                                       0
                             -             -              -             -            352
           03Q1                                                                                       0
                             -             -            750             -              -
--------------------------------------------------------------------------------------------------------

Outstanding Class A Notes

--------------------------------------------------------------------------------------------------------
       Expected       Holmes 1      Holmes 2       Holmes 3       Holmes4       Holmes 5       Holmes 6
     Redemption
--------------------------------------------------------------------------------------------------------
           03Q2
                             -             -              -             -              -              -
           03Q3
                           600             -              -             -              -            481
           03Q4
                             -           176              -           191              -            481
           04Q1
                             -           176              -           191              -              -
           04Q2
                             -           176              -           191              -              -
           04Q3
                             -           176              -           191              -              -
           04Q4
                             -             -              -             -            698              -
           05Q1
                             -             -            750             -              -              -
           05Q2
                             -             -              -             -              -            801
           05Q3
                           650             -              -             -              -              -
           05Q4
                             -           125              -             -              -              -
           06Q1
                             -           125              -             -              -              -
           06Q2
                             -           125              -             -              -              -
           06Q3
                             -           125            500         1,340              -              -
           06Q4
                             -             -              -           350            875              -
           07Q1
                             -             -              -             -              -              -
           07Q2
                             -             -              -             -              -            634
           07Q3
                           575             -              -             -              -              -
           07Q4
                             -           300              -             -              -            770
           08Q1
                             -             -              -             -              -              -
           08Q2
                             -             -              -             -              -            500
           08Q3
                             -             -              -             -              -              -
           08Q4
                             -             -              -             -              -              -
           09Q1
                             -             -              -             -              -              -
           09Q2
                             -             -              -             -              -              -
           09Q3
                             -             -              -             -              -              -
           09Q4
                             -             -              -             -              -              -
           10Q1
                             -             -              -             -              -              -
           10Q2
                             -             -              -             -              -              -
           10Q3
                           250             -              -             -              -              -
           10Q4
                             -             -              -             -              -              -
--------------------------------------------------------------------------------------------------------


                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                  For Period 11 February 2003 to 10 March 2003


[GRAPHIC OMITTED]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 5) PLC



         Dated: 20 March, 2003                       By /s/ Peter Lott
                                                     (Authorised Signatory)